Exhibit 23.4
Consent of Independent Registered Public Accounting Firm

The Board of Directors
HRG Group, Inc.:

We consent to the use of our report dated November 20, 2015, with respect to the consolidated financial statements of FS Holdco II Ltd., which comprise the balance sheets as of September 30, 2015 and 2014, and the related consolidated statements of operations, comprehensive (loss) income, shareholder’s equity, and cash flows for each of the years in the three-year period ended September 30, 2015, and the related notes to the financial statements, incorporated by reference in the prospectus, which is part of this registration statement on Form S-4, and to the reference to our firm under the heading “Experts” in such prospectus.

/s/ KPMG LLP
New York, New York
January 15, 2016